UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 14f-1

                    Under the Securities Exchange Act of 1934

                              SLW Enterprises Inc.
        (Exact name of registrant as specified in its corporate charter)

                                    000-32093
                               Commission File No.


            Washington                            91 2022 980
      State of Incorporation           (IRS Employer Identification No.)


                             #210, 580 Hornby Street
                  Vancouver, British Columbia, V6C 3B6, Canada
                    (Address of principal executive offices)

                                 (604) 687-6991)
               (Registrant's telephone number, including are code)

                                February 1, 2002

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being furnished to all holders of record at the close of business on January 25, 2002 of the common stock, par value $.0001 per share ("Common Stock") of SLW Enterprises Inc., a Washington corporation ("SLW" or the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission ("SEC") Rule 14f-1, promulgated thereunder.

NO VOTE OR OTHER ACTION BY THE COMPANY'S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

                                  INTRODUCTION

Suzanne L. Wood intends to resign as the sole member of the Board of Directors, effective upon the appointment of one new member of the Board of Directors, Rheal Cote (the "New Director"). Ms. Wood will not resign, and the new director will not begin his term, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC or the date of mailing of this Information Statement to the holders of Common Stock of the Company ("Common Stock").

Voting  Securities  of  the  Company
------------------------------------

As of January 25, 2002, the Company had 2,600,000 shares of Common Stock issued and outstanding. Common Stock is the Company's only class of securities is entitled to vote for directors at a shareholders meeting, if one were to be held, and each share of Common Stock entitles its holder to one vote.

Changes  in  Control
--------------------

On February 1, 2002, Suzanne L. Wood entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Rheal Cote (the "Purchaser"), pursuant to which the Purchaser will acquire 1,600,000 shares of Common Stock of the Company from Ms. Wood. The New Director will begin his term immediately after the closing of the Stock Purchase Agreement.

Please read this Information Statement carefully. It describes certain terms of the Stock Purchase Agreement and contains certain biographical and other information concerning the executive officers and directors after the closing of the transactions contemplated by the Stock Purchase Agreement. Additional information about the transactions contemplated by the Stock Purchase Agreement and the business of the Company will be contained in the Company's Current Report on Form 8-K, to be filed with the SEC. All Company filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained on the SEC's website at www.sec.gov.

                             EXECUTIVE COMPENSATION

The following table sets forth certain information as to our highest paid officers and directors for our fiscal year ended April 30, 2001, and the interim period ended January 25, 2002. No other compensation was paid to any such officer or directors other than the cash compensation and the restricted stock award set forth below.

---------------------------------------------------------------------------------------------------

                                    SUMMARY COMPENSATION TABLE

---------------------------------------------------------------------------------------------------


                            Annual  Compensation       Long-Term  Compensation
                            -------------------------  ---------------------------------
                                                       Awards                    Pay-Outs
                                                       ------------------------  ---------
                                             Other                  Securities   All
                                             Annual    Restricted   Under-                  Other
Name and                                     Compen-   Stock        lying                   Compen-
Principal                   Salary   Bonus   sation    Award(s)     Options/     LTIP       sation
Position              Year  ($)      ($)     ($)       ($)          SARs (#)     Payouts    ($)
---------------------------------------------------------------------------------------------------
SUZANNE               2002      -0-     -0-       -0-          -0-          -0-      -0-        -0-
L. WOOD               2001      -0-     -0-       -0-          -0-          -0-      -0-        -0-
Director and
President, Secretary
and Treasurer
---------------------------------------------------------------------------------------------------

STOCK  OPTION  GRANTS

The following table sets forth information with respect to options to purchase Common Stock granted to each of our directors and officers during our most recent fiscal year ended April 30, 2001, and the interim period ended January 25, 2002:

---------------------------------------------------------------------------------------------------
                      Common Shares  % of Total
                      under          Options/SARs  Exercise or Base
                      Options/SARs   Granted to    Price
                      Granted        Employees in  ($/Common Share)
Name                  #              Financial Year                        Expiration Date
---------------------------------------------------------------------------------------------------
SUZANNE                         -0-                N/A                N/A                   N/A
L. WOOD
Director and
President, Secretary
and Treasurer
---------------------------------------------------------------------------------------------------

EXERCISES  OF  STOCK  OPTIONS  AND  YEAR-END  OPTION  VALUES

The following is a summary of options to purchase Common Stock exercised by our officers, directors and employees during the financial year ended April 30, 2001, and the interim period ended January 25, 2002:

---------------------------------------------------------------------------------------------------

                                  AGGREGATED OPTION/SAR EXERCISES DURING THE LAST
                            FINANCIAL YEAR END AND FINANCIAL YEAR-END OPTION/SAR VALUES

---------------------------------------------------------------------------------------------------

                                                                             Value of Unexercised
                      Common Shares                    Unexercised Options   in-the-Money
                      Acquired on     Aggregate        at Financial          Options/SARs at
                      Exercise        Value Realized   Year-End (#)          Financial Year-End
Name                  (#)             ($)              ($)
---------------------------------------------------------------------------------------------------

SUZANNE                          -0-  N/A              N/A                   N/A
L. WOOD
Director and
President, Secretary
and Treasurer
---------------------------------------------------------------------------------------------------


OUTSTANDING  STOCK  OPTIONS

The Company has not granted any options to purchase Common Stock and does not have any outstanding options to purchase Common Stock. Accordingly, the Company's officers and directors do not hold any options to purchase shares of Common Stock.

COMPENSATION  OF  DIRECTORS

The Company's directors do not receive cash compensation for their services as directors or members of committees of the Board of Directors.

                PRINCIPAL SHAREHOLDERS AND HOLDINGS OF MANAGEMENT

The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of January 25, 2002 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

--------------------------------------------------------------------------------------------------
                                 Name and address                Number of Shares   Percentage of
Title of class                 of beneficial owner               of Common Stock   Common Stock(1)
--------------------------------------------------------------------------------------------------
Common Stock       Suzanne L. Wood                                      1,600,000            61.5%
                   210 - 580 Hornby Street
                   Vancouver, BC V6C 3B6

Common Stock       Muir Woods Investment Group IBC                        250,000            9.61%
                   PO Box 156, Hibiscus Square, Pond Street
                   Grand Turk, Turks & Caicos Islands, BWI

Common Stock       Barcelona Investments                                  250,000            9.61%
                   PO Box 156, Hibiscus Square, Pond Street
                   Grand Turk, Turks & Caicos Islands, BWI


                                                                               4

(Table Continued)
--------------------------------------------------------------------------------------------------
                   Name and address                              Number of Shares  Percentage of
Title of class     of beneficial owner                           of Common Stock   Common Stock(1)
--------------------------------------------------------------------------------------------------

Common Stock       Can-Asia Capital Group                                 250,000            9.61%
                   PO Box 80, T&C Building
                   Providenciales, Turks & Caicos Islands, BWI

Common Stock       Directors and Officers                               1,600,000            61.5%
                   as a Group (1 Person)

--------------------------------------------------------------------------------------------------
(1)     Based  on  a  total  of  2,600,000 shares of our common stock issued and outstanding as of
January  25,  2002.
--------------------------------------------------------------------------------------------------

Except as otherwise noted, the Company believes that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the SEC, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security, which that person has the right to acquire within 60 days, such as options or warrants to purchase our common stock.

                        DIRECTORS AND EXECUTIVE OFFICERS

The Company anticipates that immediately after consummation of the Stock Purchase Agreement and effective upon the appointment of a New Director, Ms. Wood will resign as a member of the Board of Directors and as an officer of the Company.

The following tables set forth information regarding the Company's current executive officers and directors and the proposed executive officers and directors of the Company.

                    CURRENT EXECUTIVE OFFICERS AND DIRECTORS


--------------------------------------------------------
NAME             AGE               POSITION
--------------------------------------------------------
Suzanne L. Wood   44  Director, President, Secretary and
                      Treasurer
--------------------------------------------------------

Since 1986, Ms. Wood has been the principal of Wood & Associates, financial and corporate management, consultants providing services in corporate financing and mergers and acquisitions. Ms. Wood is an accountant with over 20 years of experience in the finances and corporate management of private and public companies. After graduating from the University of British Columbia, Ms. Wood spent several years with Revenue Canada, Taxation, primarily with its Business Audit Division. During this period she participated in the Certified General Accountants Program. Since leaving government services, she provides general consulting services to companies in connection with the development of new business ventures. She participates in efforts to raise capital for companies by assisting in the strategic business planning and advising with respect to the company's capital structure. Part of her services includes the performance of a financial and strategic business audit of the company in order to assist the company to formulate its future strategies. Ms. Wood assists with the performance of due diligence related to potential business arrangements. Through the network of business contacts cultivated over numerous years, she has assisted companies with the development of worldwide marketing, promotional of private and public companies. She is currently on the Board of Directors of a number of private and public companies.

                    PROPOSED EXECUTIVE OFFICERS AND DIRECTORS
                     AFTER THE RESIGNATION OFSUZANNE L. WOOD


----------------------------------------
NAME        AGE         POSITION
----------------------------------------
Rheal Cote   66  Director, President and
                 Chief Executive Officer
----------------------------------------

Age  66,  Director,  President,  Secretary  and  Treasurer

Prior to his retirement in 1988, Mr. Cote was the CEO of Chateauguay Stone Inc., a manufacturer of precast concrete and concrete manufacturing, from 1982 to 1987. Prior to that time, from 1966 to 1982, Mr. Cote was an executive in the automotive parts distribution business in Canada. During 1989 and 1990, he studied Economics and History at Concordia University.

                                   COMMITTEES

The Company does not have any standing audit, nominating, or compensation committees of the Board, or committees performing similar functions.

                       MEETINGS OF THE BOARD OF DIRECTORS

The Board did not hold any meetings during the fiscal year ended April 30, 2001.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers, directors and persons who beneficially own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the SEC. These reporting persons also are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on our review of these reports or written representations from certain reporting persons, we believe that during the fiscal year ended April 30, 2001 and during the current fiscal year, all filing requirements applicable to our officers, directors, greater-than-ten-percent beneficial owners and other persons subject to Section 16(a) of the Exchange Act were met.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None of the Company's directors or officers, nor any proposed nominee for election as one of our directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares, nor any of our promoters, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction, in which the amount involved exceeds $60,000, since the date of our incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

                                LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.


                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:      February 1, 2002             SLW ENTERPRISES INC.


                                    By:  /S/  Suzanne L. Wood
                                         -------------------------------
                                         Suzanne L. Wood
                                         Director and President